Exhibit 99.1

Genius Group Appoints Global Learning Leader Riaz Shah to Board of Directors

Renowned Education Veteran Brings 20+ Years of Industry Experience to the Board

SINGAPORE, July 24, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the appointment of global learning leader Mr. Riaz Shah, OBE to its Board of Directors.

Mr. Shah is Professor of Practice for Innovation & Leadership at Hult International Business School, where he leads sessions with senior executives, focusing on global megatrends, digital disruption and innovation. Previously, he served for over 20 years as a Partner at global professional services firm Ernst & Young (EY) – from 2002 to 2023. His experience included serving clients in Assurance and Technology Consulting as well as various business leadership roles including Assurance Managing Partner in London and COO of EMEIA Markets. Mr. Shah’s experience at EY ultimately culminated in the role of EY’s Global Learning Leader, who helped to prepare EY’s 400,000+ employees for the future of work – which included delivering more than 24 million hours of learning annually and creating several world-first innovations such as the EY Tech MBA.

Mr. Shah is engaged in a wide portfolio of projects, including advising executives and social enterprises, working with governments on education and entrepreneurship initiatives, as well as hosting tech programs for senior executives in Silicon Valley. He is a Founder and Chair of The One Degree Academy, a free school in a disadvantaged area of London. In 2023, Riaz was awarded an OBE (Member of the Most Excellent Order of the British Empire) for Services to Education by HM King Charles.

Mr. Shah holds a Bsc in Business Studies from the University of Bradford (UK) and completed the Advanced Management Program at Harvard Business School as well as the Singularity University Executive Program (EP17). He is a Fellow of the Institute of Chartered Accountants in England & Wales and a Fellow of the Royal Society of Arts.

Roger James Hamilton, Founder and CEO of Genius Group, said: “Riaz has a world class track record of leading learning at scale. His current work consulting with governments and companies in building nationwide initiatives and exponential ecosystems makes him an incredibly valuable and welcome addition to our Board.”

Mr. Shah concluded: “I am excited to join Genius Group as it rolls out its Genius City model, preparing global citizens for the future of work in the age of AI. Having seen first-hand the increasing demand for AI skills and entrepreneur initiatives by governments and communities around the world, I look forward to contributing to Genius Group’s future growth.”

Watch Riaz Shah’s TEDx Talk “Rise Above the Machines”: https://youtu.be/fitAxl0uq_Q

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Investor Relations Contact:

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us